Filed by ESGEN Acquisition Corporation pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ESGEN Acquisition Corporation (File No. 001-40927)

Sunergy Renewables Analyst Day Transcript

Event Date: November 10, 2023

Recording first made available November 13, 2023

Corporate Participants

Tim Bridgewater Sunergy Renewables; CEO and CFO

Brandon Bridgewater Sunergy Renewables; Chief Sales Officer

Kalen Larsen Sunergy Renewables; Chief Operations Officer

Luke Guy Sunergy Renewables; Chief Installation & Strategy Officer

Andrejka Bernatova ESGEN Acquisition Corp; CEO, Board Member

Presentation

Tim Bridgewater Sunergy Renewables; CEO and CFO

Good morning everyone, thank you for joining us today and for Sunergy’s inaugural analyst day were excited to be here. We’re preparing to go public soon and we appreciate you spending some time with us this morning.

My name is Tim Bridgewater and I’m the CEO of Sunergy. Before we get started, I’d like to walk you through a few housekeeping items. First, as you’ll note, today’s session will be recorded. Additionally, all of you should receive a copy of today’s presentation in advance and if you haven’t, please send an email to sunergy@gateway-grp.com. Our IR team will pass that along to you. We’ll also plan to share the presentation here for you to more easily follow along.

After the conclusion of today’s event, we plan to post the recording, as well as our presentation, in the investor relations section of our website. We’ll also be filing these and other materials with the SEC in accordance to fair disclosure best practices. For the run of show, we ask that all participants please mute their lines and keep their cameras off during the presentation to reduce any potential distractions. We’ll have a dedicated question and answer session at the end of today’s prepared remarks. However, if you’d like to submit your questions in advance, you may do so at any time via the chat feature in Zoom. Once we get to the dedicated question and answer portion, we’ll read those questions first, before moving to live question and answer.

During the live Q&A, please use the raise hand feature to indicate that you’d like to ask a question and we’ll select questioners individually. Today’s prepared remarks shouldn’t take up the full hour, so we should have plenty of time for Q&A. We look forward to presenting our company and our partnership with ESGEN today with you now.

So, our company is Sunergy, and we are a vertically integrated residential solar company. Basically, we sell really well in the markets that we’re in. We install very well and then we make a profit, which is in some cases unusual in the residential solar business, but we’ve been doing that now for about five years.

In 2021, we merged with our installation partner, managed by our friends and partners Luke and Tony and became a fully integrated business in 2021. So, 2022 is our first full year. They have a high growth platform, and we believe that our sales engine is a differentiator in the marketplace. We have 270 in-house sales, managers, centers and closers that we’ll talk about later in the presentation. That helps drive our growth and our engine. We’re a profitable business; we think that compared to our peers, we have a better growth strategy, and we are ahead of the curve, certainly for this year and in previous years. We’re only in four markets today that we’ll talk about and we’re carefully expanding next year into two additional markets. So, we’re very careful where we go for a number of reasons that we’ll share with you later, and we’re a fully funded business, so we don’t have debt except for a little bit of vehicle debt, and we have grown organically from our cash flow.

So, today’s speaking to you will be me, myself Tim Bridgewater. I serve as the CEO and the CFO of the company. I have a background in international banking, commercial finance and business development. For the last 10 years, I’ve been in the renewable energy and geothermal solar projects, as well as now running the residential solar business. Luke is our Chief Installation and Strategy Officer. He’s been an entrepreneur and working for over 20 years in various businesses and started the installation business in 2019. And then Brandon is our Chief Sales Officer. Brandon has worked in a number of different sales-oriented businesses, and manages our sales team and Kalen also comes from the sales side of our business. He’s our Chief Operating Officer and helps to run all of our processes that we’ll get into later in our presentation. We are being acquired through a SPAC process led by ESGEN. ESGEN’s team, Andrejka Bernatova and Nader, and I’ll introduce them now and let them talk a little bit about ESGEN and why they selected Sunergy to acquire in their SPAC.

Andrejka Bernatova ESGEN Acquisition Corp; CEO, Board Member

Thank you, Tim. Good morning, everyone. My name is Andrejka Bernatova, I’m the CEO and board member of ESGEN Acquisition Corp, and I’m joined here today by our CFO, Nader Daylami as well. We have about two decades of experience in energy and infrastructure across different sectors as investment bankers, investors, as well as, most importantly, as operators. We prepare for companies to go public, ultimately to have gone public, and it’s been a pleasure to partner with Tim and the team on their journey of a public debut as well.

ESGEN is backed by an institutional investor called Energy Spectrum Partners. Energy Spectrum is an energy infrastructure fund with 25+ years of track record, over eight funds and over $4.5 billion of capital raised. Since we took ESGEN public in October 2021, with due diligence, we’ve analyzed over 400 businesses across the energy arena, and Sunergy really came sort of to the top and really stood out to us for a number of reasons.

Number one, it’s historically, and Tim will mention a little bit more about this, also into the future high growth business from a revenue perspective. It is a profitable business, both historically, and we expect the business to be profitable in the coming years as well. Number three, it’s a business with a pristine balance sheet and a fully funded business. And number four, they operate in one of the highest growth sectors in the industry. So, we’re very excited about this partnership. And you’ll hear more about the company’s story from Tim and the team. Over back to Tim.

Tim Bridgewater Sunergy Renewables; CEO and CFO

Thank you, Andrejka. So, in 2022 we surpassed 2,200 installs, mostly in Florida and Texas. 2023 will finish the year over 3,100 installs in four states: Texas, Florida (Florida is our core market), Arkansas and, later in the year we entered into Missouri. We are expecting to have about $13 million of adjusted EBITA at the end of the year and have had reasonably good growth over the past.

Obviously this year, interest rates was a headwind for the whole industry, but we continue to grow and believe that we are at the top end of the peer groups in terms of our growth. Revenue grew 24%, installs 41% and kilowatts installed approximately 30%. You can see the difference in our employees in 2022 and 110 in-house and 137 dedicated sales contractors from our sales team, and this year we had 205,000 employees along with 270 setters, closers and managers. So, I’ll let Brandon talk a little bit about the sales engine which helps drive our business.

Brandon Bridgewater Sunergy Renewables; Chief Sales Officer

Thanks, Tim. So, at Sunergy, our sales approach is quite a bit different than most companies. It’s simple, but it works really well. We have managers, closers and setters. When you’re a setter, your whole focus is to just knock doors and set appointments. That’s all you do. When you’re a closer, you go to those appointments, all day every day. By keeping these two things separate, it allows our reps to focus on what they do best, which, in turn, gets both them and us a higher return. So, by sticking with this model, we can ensure we consistently stay around a 50% minimum close ratio. We shoot for higher but that’s our standard that we hold them to. That’s typically 2-3 times higher than most companies in the industry today.

This model is very different than most companies. Typically, you’ll see companies recruit as many sales reps as possible. They’ll provide little to no training, a couple hours on then they send them out on the doors. So that same sales rep will knock doors, book their own appointments, and then that rep will go back and try and close those same appointments themselves. I understand why they do it—it’s just easy to scale, there’s not a whole lot of management involved. But that might with the model, the quality of the average sales rep drops drastically. Usually that ends in the sales reps sticking around for a couple months, maybe a year, but they end up falling off and losing sales reps pretty quickly.

So, by specializing, we’re able to generate higher close ratios, more deals per rep, which, in turn, equates to higher average earnings per rep, compared to the industry. Even though we pay slightly less commission per deal, overall, the sales reps earn quite a bit more with us as opposed to competitors.

Also, this is what helps us keep sales reps. Our retention rate is really good compared to industry. This is one of the key things that we believe helps drive that retention rate. The other stuff on here is more tied to the CRM and software. But we have a very robust software—tracks KPIs, anything else we can need and then we use all that information to make specific decisions with our sales guys, where they go and what they do.

Here, the main focus on what we provide to customers is the value proposition. That value proposition is we build solar projects with the goal of saving the customer money day one, as long as their payments are around the same or less than what they’re already paying for power. It’s a great value for them. So, we help them escape from the unreliable electric grids, and the increasing power costs and they can go solar and save money at the same time. They can also store their extra power on the grid for later use, and in some circumstances, they can actually sell that power back to the power companies and make money off of it. So, it’s a huge incentive for them as far as the value proposition.

We’re also vertically integrated. That is a lot more important than most customers and sales reps believe, but I’ll leave that to Kalen to discuss a little bit more in depth later on. On the left, you’ll see a little corporate timeline, it just walks you through where we started and how we’ve grown over the past five years. Then on the right you can see our geographical presence. We started in Florida, like Tim said, and opened up Texas and Arkansas a little bit over a year ago. Recently, very recently, we opened up Missouri and our plans to open up Illinois and Ohio next year are progressing well.

Our process for choosing which states we open up into is very focused on our value proposition that we can provide the customers and the ability that we have to be able to execute in that area. The key points we focus on when looking to new states are net metering ratios, power costs, state incentives, and then local regulation which controls our execution and then the timelines of how long it takes to get systems installed. All of these play a huge part in why we picked certain states and we’re confident in the ability to grow in the states that we picked and are excited for the upcoming year.

Kalen Larsen Sunergy Renewables; Chief Operations Officer

Thanks Brandon. One of the last points on this is being vertically integrated and growth. I can’t tell you how many problems being vertically integrated solves, especially with sales reps, customers and then you know in this aspect growth. It’s been really fun these past couple of months being able to research these new markets internally, work closely with local building departments, AHJ’s and then contractors to figure out how to best solve these problems and then perfect them internally and then be able to go to our sales reps and then, you know, be able to provide that value and those quick installs that we’re used to with our other markets that we’ve been in.

So, we actually handle and are able to fulfill anything from the point of sale, all the way to PTO, or permission to operate. So that includes your site surveying, engineering, permitting, scheduling, installation, and then your inspections and utility interconnection. One of the big hiccups who’ve actually been able to solve as well as when a customer needs a new roof in order to go solar, we’re able to do that and fulfill that through our internal roofing company. That provides so much value to the cell site as well to not have to go through a third-party contractor in order to get paid. So overall, I think being vertically integrated provides very quick time to installs. I think it’s very significant to not have to question if you’re going to get paid as a sales rep, and then as far as the customer goes, that customer experience that we’re able to provide, not questioning who’s going to be able to service that system once it’s installed, is very significant.

Tim Bridgewater Sunergy Renewables; CEO and CFO

Thank you Kalen. Luke, you want to talk about our relationships and our offerings?

Luke Guy Sunergy Renewables; Chief Installation & Strategy Officer

Hi there, my name is Luke Guy. I am a co-founder of Sunergy. As Andrejka mentioned, Sunergy is a profitable company. One of those reasons is that we have very close strategic relationships with companies such as CED. CED is the nation’s largest solar equipment distribution company, as well as direct relationships with our go-to inverter company which is Enphase. These relationships allow us to expand into new territories with predictability. Now, we are a solar company, however we make additional profits from what we call adders. This could be installation; it could be roofing because Sunergy also has a roofing division. Roofing is the differentiator. Most of our competitors do not have a roofing company.

So, for the sales rep, when they’re meeting with a homeowner who may be concerned about the roof currently or in the future, we’re able to say, “that’s okay because synergy is also a roofing company.” Now, some of our other adders that we’re very excited about is battery storage. Going into 2024 and beyond, this will increasingly add EBITA to the company because we’re now able to go into additional markets, which may not have true one to one that metering. The homeowner can bank the hours to provide the savings that Brandon and Kevin have spoken about.

Some of our other relationships are with financing companies such as Good Leap. And again, we work very closely with our preferred finance companies to make solar and roofing affordable for the homeowner, that’s always the goal for synergy. Back to you, Tim.

Tim Bridgewater Sunergy Renewables; CEO and CFO

Thanks Luke. So, you’ve got a chance to meet a little bit of our management team. One of the things that we wanted to share today is our unit economics. We typically on average, and there’s lots of variations from these numbers, we’re selling on average 9.7-kilowatt size job, which is higher than the industry average because we’re in one-to-one net metering markets. That allows the customer over produced during the day and then bank credits as we talked about, so the grid is their battery today.

So, we only do about 5% attachment rates historically to batteries, but we see that starting to grow now that battery prices are coming down. We average our net revenue after dealer fees $340 per watt.

Our cost of goods sold is $0.31 a watt and our equipment costs at $1.31 on down to a gross profit margin of just under $1 per watt. We expect to see those continue to grow. We are, as I mentioned, the sales engine that drives our business and we’re getting more and more efficiencies as we get bigger. So, we expect to see those numbers come down over time.

But our installation process and getting to the customer from the sales to the installation to the PTO quickly, we pay a little more of a premium to drop ship. We don’t have inventory in house, CED drops at the customer’s door. So, we have a very capital light model.

I think from the perspective of what’s different about our company versus the larger competitors in the public market—we are totally vertically integrated. We have our sales team in-house and we’re able to capture some of the margin from that operation. We believe that we’re agnostic on financing—we believe we have a more easy to understand business model: simple, profitable, and the ability to scale sales and installation in these markets that we’re starting to go into. So obviously, we want to grow up to be the size of our competitors, but also maintain our profitability and we want to do that carefully.

Here’s a little bit of the financial information that you’ll see. We have filed 2021 and 2022 audited financial statements in preparation to going public with ESGEN. We just are in the process of finalizing our Q3 numbers. For the first three months of this year, we’re ahead of last year significantly and we expect to finish the year off with somewhere between 25% to 35% year-over-year increase in sales with a slight increase in EBITA during that timeframe.

Just looking at our growth potential, we have strong growth. Even through COVID, we continued to grow well through the high interest rates. We are beating our peers in terms of our year-over-year growth rate. A part of that is because I think, as Brandon mentioned earlier, we manage, we train and we really integrate our sales teams into our business as full partners.

As we go public, our sales managers will participate in the equity of the company, public equity, and we believe that that model will help us to sustain growth in the future as we keep those sales teams dedicated and working together with us as we grow.

In terms of our kilowatts installed, in 2024 we expect to be approximately 40 megawatts of installations and by 2025, approaching 60 megawatts of installation. Our net revenues next year should be around $150 million plus or minus within a range that will present our net revenues in 2025. We expect to crest close to over $200 million, up to as much as $250 million and gross profit will follow that.

EBITA projections right now are somewhere between $15 to $17 million in 2024. In 2025 we expect them to be between $20 and $24 million. So, we’re expecting growth we expect greater efficiency in our operations side and to continue to grow our sales channels and teams, now as a public company.

In addition, we believe that there are opportunities for acquisitions that will present themselves because we’re a public company. It’s a very fragmented industry after you get away from Sunnova, Sunrun and SunPower. For the most part, the industry is highly fragmented—small operators, large sales groups or territorial installation groups. We believe we can offer them a partnership to come on board our public platform and also fuel growth.

But our numbers forecasted today do not include any acquisitions. It’s all organic growth, growing our sales team and continuing to be profitable, visa vie, our peers and our previous years’ performances. So here you can see a little bit of quarterly revenue growth over time through 2021. We believe we’re outpacing the market, and we’ll continue to do so once we’re public. We’ll have more resources; we’ll have some additional capital that we can enter into the market so we’re going to do it a little more quickly and fuel our growth more efficiently. Our operations will continue to improve as well.

So, one of the great things about this business in the US, in the markets that we’re in, there’s very low penetration throughout the United States. There are very few states that are like California and Hawaii that are 20% and 40% respectively in terms of market penetration of putting solar on the roofs. We believe that the US is a great market to continue to grow. The states that we’re in specifically also have a lot of runway for us in the coming years, especially throughout the IRA life.

Other countries are in double digits—in Europe 11%, 16% and 23%. Australia 31%. So, there’s a lot of growth still to go in the US market, and we think that there’s a lot of room for companies like ours and our competitors to continue to grow their businesses and make profits in the residential solar industry. We think we’re poised for significant growth. Projections are down because of interest rates, but I think the most uncertainty that was caused for us was just the continued rise of interest rates; it was the most difficult thing to adjust to. Now that they’re stable, even though they’re high for 2025, I think we’ll see a better and improving market across the industry and we will see growth for us.

We’ve also expanded at the end of this year into using leases a little bit more than just loan financing from Good Leap and Service Finance and others. Through that process, I think we’ll see field growth because the savings for the customers releases are also easy to show by the sales reps.

So, I think in terms of the avenues of growth, just to summarize, our primary growth is baked in our organic regional expansion into a total of six states next year. We feel like we’ve already received good indications that we’ll be able to move our teams into those two new states and continue to grow the core of Florida. A lot of companies got it out of Florida, like Sunrun, and MC solar went bankrupt. They were two of our competitors there, but we feel like we’ll continue to grow our offices and our teams in our core market of Florida, and also the other five markets that we’re in the coming year.

Luke mentioned a little bit about our integrated Roofing Service. That helps us to quickly move through the permitting and approval and installation process instead of waiting for third party roofers to get to our customers. That is something that we’re continuing to expand, and you’ll see more growth in the future of our roofing business. And then, as I mentioned before, strategic M&A we’ll be careful. We’re a company that may be vertically integrated; it has strengths that we don’t have, we may bring them in. For example, we only do direct sales to the doors knocking—we don’t do online or call centers are anything else, and a company that may have some of those strengths could be an interesting acquisition target in the future.

To summarize, I think the favorable trends in our business, and then we’ll move to Q&A, we think that there is a very favorable environment among consumers and homeowners to put solar on their homes. We don’t get me wrong, we go through a lot of doors, a lot of people before we finally get a presentation that we can make to find an interested party. It’s still a low penetration, in the single digits, in all of the markets that we’re going to be in. But the consumer wants to be green and wants to save money, and this offers them an opportunity to do that.

There’s utility price inflation that continues to rise, and that allows us to show savings to customers. Residential solar is getting a better reputation in terms of helping resilience of the grid and, long term, I think utilities are our partners, because they want the diversified sources of power production and VPPs or DERs are coming more and more and residential solar with batteries is going to be a part of that.

The local, state and federal regulatory environment is favorable. The Inflation Reduction Act—that’s fuel to the fire in terms of the continued growth of our industry and I think that the adoption rate will slowly increase over decades to come with solar energy. Solar is an easy operation and maintenance is a low component of it. Whether your utility scale, C&I or residential, it makes sense to get your power from the Sun.

So, with that, I’ll conclude with the four points that Andrejka made earlier: we are a high growth business in a high growth industry, we are historically profitable and continue to be and continue to project profitability, we have no debt to speak of other than about a million dollars of vehicle financings, so we have a clean balance sheet, and we’re in an industry that is able to withstand the cyclicality that is in most industries. Even the home and building industry suffered a lot worse than we have in the higher interest rate environment. We know that consumers want to save money and they want to reduce their carbon footprint more and more. We think we’re perfectly positioned to grow above our expectations even in the coming years. So, with that I’ll open that up for a question and answer to those of you that are here.

Q&A

Greg Bradbury Operator

As a reminder, you can submit a question via the Q&A or raise your hand and you can ask it live. Now Tim, we do have a few questions already in here. At present, Sunergy typically does not put assets on its own balance sheet, do you have any interest in doing that eventually or is that a differentiator for the business?

Tim Bridgewater Sunergy Renewables; CEO and CFO

Today, it’s a differentiator for the business. We want to keep a simple model that shows profitability. What we do well is we sell extremely well and efficiently; we bring on the installation behind that sales engine and install as quickly as anyone in the industry so we can get through the permitting process, the design process engineering revisions, all of the complexities that it takes to get the systems installed on the homes and then we can deliver the PTO with our team so that the customer is able to get the power turned on and start producing as quickly as possible. There are tons of challenging markets that takes six months in some cases or more. But most of our markets, we’re usually through that process in a 3-4 month period.

We’re going to continue to scale that business and scale it well. Would we consider assets on the balance sheet in the future for debt structuring? I mean, I think there that’s always going to be a consideration next year, as we talk through things. We have great partnerships now with Good Leap with Service Finance with other groups that we’re working with, but we are seeing the market shift to leases, and I know we’ve looked at the SunPower and Sunnova leases and others and have done our own little pilot project with our own lease that seems to be pretty attractive. So, you know, as the year progresses, we’ll probably do more leasing and leasing partnerships in some fashion.

Greg Bradbury Operator

Thanks, Tim. Now the next question we’ve got—returning to your M&A Strategy, can you please say a bit more about how you evaluate the M&A opportunities? Are there any characteristics that stand out to you as you review potential targets?

Tim Bridgewater Sunergy Renewables; CEO and CFO

Not necessarily. The owners are the operators in our business and so we know the business well and we can assess an operator, whether it’s an installation company or a sales team, or someone that’s small scale vertically integrated, as well as anybody in the business. So, our due diligence would be quick and be able to see if there are some synergies—areas where, for example, we don’t expect to dropship in the foreseeable future with CED, but there are companies that do pretty well in the logistics side of this business. They’re able to save money on equipment and moving product around. So that’s something that’s worth considering next year.

In terms of sales dealerships, that’s our engine, we’re a sales-oriented management team. So, we look at this from the sales side, what’s easier to do. There are groups that culturally would fit well with us that we know, and we install for sales dealers outside of our 270 managers and in-house sales reps, but some of them are more compatible with our culture than others. So, we are open to looking at sales dealers or installers or someone that may be vertically integrated. We think we can do the due diligence very quickly and find holes in our processes that we can fill with team. For example, I’m the CEO and the CFO. There may be a merger sometime next year that could bring in somebody that could help fill one of those roles as we grow our business. We’re open and flexible and want to remain slow so that we can grow and adjust to the market factors.

Greg Bradbury Operator

Appreciate the response there, Tim. Now the next question we’ve got is please describe your strategy to offer leases. What percent of your customers are taking loans versus cash sales today?

Tim Bridgewater Sunergy Renewables; CEO and CFO

So in 2022, we were 95% loan and 5% cash and approximately 4% Cash 96% Something around those, those amounts in 2023. For the first three quarters, almost the same. We were exclusively a loan shop working with primarily Good Leap was about 70% of our lending partnerships for our customers. And then it looked like more companies were moving more sales dealers were leaving us we said we need to figure out at least product and we started to experiment with our own pilot lease affiliated program with some tax equity investors, and I think that if I’m projecting in the future, I mean, this year will probably be 10% or maybe a little more than that when the dust settles at the end of the year. But next year, I would expect we’re probably at a 50/50 mix of leases from third party leasing companies, we’re exploring partnerships right now with several or several groups that are saying they’re going to bring on a lease and adding so were watching and waiting and experimenting ourselves but we expect probably 50% of the deals next year, if we hit $200 million in total sales, for example, $100 million will be loans and $100 million will be leases. That may shift depending on how things go and where interest rates go but it looks like they’re stable and maybe coming down in the not-too-distant future.

Greg Bradbury Operator

Gotcha. Next question is, how do you think about customer service and the OpEx associated as you look to scale?

Tim Bridgewater Sunergy Renewables; CEO and CFO

Yeah, great question. One of the challenges of this business is servicing the customers post the install, making sure that their systems are working, there are glitches from time to time and install crew may have not done something right. So, we rolled trucks service crews out for the first two years after our install is all on Sunergy. We cover the warranty workmanship, everything for the first two years. The equipment itself is a 25-year warranty and guarantee from the manufacturers and so Enphase or Canadian Solar will pay us to go and fix the panels for that expected life cycle. It’s not a real revenue generator, but it covers the cost of sending our teams of doing truck rolls. So, we continue to do that and replace inverters or panels that have troubles or if it’s a workmanship issue. Then we take that on. After the two-year period, then the Limited Warranty kicks in and we are getting reimbursed for truck roll that’s probably $250 to $300 cost from our operations and service side. It is an issue that the big companies have big portfolios that they have to service and it’s a structure that you know, as we’ve talked with some of the lease groups that we’ve talked about having a built-in operations and maintenance budget in their lease payments so that we have the wherewithal long term to be able to continue to provide that service to the owners of the systems which are the third party leases or the homeowners themselves.

Greg Bradbury Operator

Appreciate the color on that one Tim. Next question is: Can you help us understand why revenue growth may lower compared to installation growth and 2023? Does that reflect a reduction in your prices or smaller system sizes?

Tim Bridgewater Sunergy Renewables; CEO and CFO

Great question. For sure. We went from 10 and a half kilowatt average in 2022 to about 9.7-kilowatt average installation. I think part of that was the rising cost, people typically chose a smaller system. instead of getting 90% offsets, they were okay with 80% offsets in some cases. We also went into a market that was pretty lean, low-cost power in Arkansas. We had good success on the sales side, but they’re you know, you’re competing with lower power cost. They’re not as much competition, which we liked, but it’s a lower price point and a lower sale. And so, all of those combinations I think drove revenues per install down a little bit from that perspective.

Greg Bradbury Operator

Gotcha. The next question is: How comfortable are you with your loan partners given the recent bankruptcy of Sunlight Financial?

Tim Bridgewater Sunergy Renewables; CEO and CFO

Yeah, let me kick Luke onto that and Luke if you want to jump in and talk a little bit about our relationship with our finance partners and Sunlight Financial in particular, because Luke has managed a lot of our relationship partners in the solar industry.

Luke Guy Sunergy Renewables; Chief Installation & Strategy Officer

Yeah, we feel very comfortable. Like our go to lender is Good Leap and increasingly Service Finance. I will say, when certain banks file bankruptcy, for many of us, it wasn’t a surprise put it that way. So we work very closely with our lenders. We know what’s going on behind the scenes. lenders such as good leap who have a lot of experience in the mortgage industry, they’re always three steps ahead of what’s going on. They’re very well protected. And like Tim mentioned, we are not dedicated to only one lender, so it doesn’t really affect us that much. Sunergy is always trying to stay ahead of the curve, including with the leasing, something Tim, a year ago, started getting worried about interest rates and said “Luke, we really got to work on a lease product,” you know, and it’s worked out tremendously for us. And like Tim mentioned, all the wealth finance lenders are working on lease products to help keep payments low for the customer. But Sunlight filing bankruptcy was not a surprise to any of us. You know, the good lenders such as Good Leap, Mosaic, Service Finance, they know exactly what they’re doing for in their day to day remember the 2008 crash. So they plan for these types of things. So that’s not a concern for us.

Tim Bridgewater Sunergy Renewables; CEO and CFO

And I would add that I think that the money will flow into this industry pretty well. I think it’s designed with the IRA long term low payment opportunities, provide financing opportunities that more and more people will come into. The IRA allows more stability, more predictability, and I think it has to get more capital efficient than it is today.

Greg Bradbury Operator

Gotcha. Thanks, Tim and Luke.

Tim Bridgewater Sunergy Renewables; CEO and CFO

Let me add, there’s a lot of profitability in residential solar, more so than utility scale solar or even CNI business and that allows for dealer fees for the finance partners, allows for commissions for our sales guys and outside sales dealers, we make a profit, and we’re still able, after all that, to compete with the power company. So there’s just a huge opportunity, a treasure trove of companies that are well run to take advantage of that into the long term and we believe that we’re positioned to be an efficient, low cost, profitable residential solar company.

Greg Bradbury Operator

Thanks, Tim. Thanks, Luke. Shifting gears a little bit here. Have you seen any price deflation on inverters?

Tim Bridgewater Sunergy Renewables; CEO and CFO

I think last year was a nightmare in terms of price increases, supply chain issues. We had to take the panels that we could get, we weren’t as big as SunRun or Sunnova or SunPower who were trying to be able to demand the panels that we needed. So we had to take what was available to us through our distribution partners CED, and the prices for panels went up to you know, in the 60s per watt, but now they’re back down into the low 30s in the high 20s. That’s what we’re seeing for per watt panel prices. Inverters, likewise, have come down and we expect them to be more competitive. There’s a glut right now so I don’t know how sustainable the pricing that we’re seeing today is, but we are enjoying the pricing that we’re seeing and the reductions right now and hope that that sustains through all of next year, because that allows us to give a better product and more savings to our customers.

Greg Bradbury Operator

Thanks, Tim. And now on that note, any plans to diversify component suppliers? Perhaps add more affordable options?

Tim Bridgewater Sunergy Renewables; CEO and CFO

I mean, we’re always open to what is the economically attractive and reliable. This service question you asked before, we’ve ruled out some products in the past because we tried them even though the end they were cheaper and then they ended up creating a headache in terms of service and installation and callbacks. And so, the reliability of the inverter, and were a 95%+ plus Enphase Shop on the inverters right now, matters a lot to us because they’re easy to install and we don’t have a lot of callbacks. And so that’s an important component in terms of inverters. Panels, I think are commodities, so we want high quality tier one panels. Racking, I think that in terms of different components we’re open to, the discussion and exploring opportunities with other parties. But right now, our strength is that from the time the sale is made in the home, we can install at scale across the broad segment in the markets that we’re in and as we do that, you know that reliability is critical for us. So we want the predictability of high quality product. And because we’re getting a premium or getting a good commission or making a profit, we want to maintain quality across. We don’t want to give up quality just for price considerations, but as price becomes more and more competitive as long as the quality and the resilience of the product is good, you know we’ll consider. For example, batteries that Luke mentioned to you, we mostly install Enphase’s batteries now, but we’ve looked at Franklin’s batteries, they seem to be building a good reputation and they’re at a great price point. And you know, that’s something that we would consider bringing into our mix in the future as we see batteries go up and we’re constantly watching who’s next; coming out with the next best technology breakthrough, or reliable product that’s at an affordable price. Our tech teams are always reviewing. We were at RE+ listening to the presentations and hearing what’s coming down the pipeline. So we want to be able to adjust as needed, especially as panels and the technology adjust there. We want to be ready.

Greg Bradbury Operator

Gotcha. Thanks, Tim. And as a reminder, anybody if you’d like to raise your hand ask a question you can do that or type one in the Q&A, and we’ll make sure to get to it. The next question is: You mentioned roofing is one of your main add on services that you’re able to provide today. Are there any other services that you’re hoping to include in the future as well?

Tim Bridgewater Sunergy Renewables; CEO and CFO

I think a natural, anything that the resident or that a homeowner needs to upgrade could potentially be sold through our system. For example, not just roofs, but HVAC systems, carpet cleaning, we have some experience we’ve been approached by a company, a window installer, retrofit companies, so there’s lots of different potential add ons, but anything that the customer can utilize long term financing, and lower their monthly payments on are probably areas that we could consider expanding. I think roofing is such a natural because in Florida, which is our core market, you have to replace your roof for insurance purposes, more often than in a lot of other states. And so, roofing just seemed like a natural adder to break the logjam of us waiting for roof installers to show up and get the job done. And then we can install we decided to start to do some of those ourselves and that seems to have been a profitable business and also helps us be able to get through our solar installs more quickly. So and I think we will consider opportunities, and when you have a service team out in the field, the more we can service in the more we can generate revenue from the service team. That would certainly be something that would consider in the in the future.

Greg Bradbury Operator

Thanks, Tim. Shifting a little bit to how you guys evaluate what states you plan to enter next. Do you expect that you will enter California at a point or are you better positioned to attack other regions?

Tim Bridgewater Sunergy Renewables; CEO and CFO

I’ll let Brandon and Kalen talk a little bit about that.

Brandon Bridgewater Sunergy Renewables; Chief Sales Officer

Yeah. I think California, California has not been a big state of focus for us, I think especially with the NEM 3.0 coming out. Our main focus is providing value to the customer. I think that you can do that now through a combination of batteries and solar provided to the customer, but right now, the distance that we would have to go to get to California and the complexities of a lot of the installation and regulation in California have not put it very high up on our on our priority list. It doesn’t mean it won’t happen at any point in the future, but right now, in the near future, that’s not one of our targets. What was the other question?

Greg Bradbury Operator

How you evaluate which markets to you’re going to move into and which one’s your best positioned to attack?

Brandon Bridgewater Sunergy Renewables; Chief Sales Officer

Yeah, I think proximity is a big one. It’s not the only one but I think I know I mentioned a little bit about this, but the cost of power is a big incentive in a lot of areas. If you can’t save somebody money at all, I mean, we’ve seen just with the interest rates going up, with somewhere, I know Arkansas was a good example, last year if we had the insurance we had today in Arkansas last year, it’d be a lot harder to save somebody money. It’d cost them $30, $40, $50 more a month on day one to have to go solar through a loan. Now that we have the leases as an option, and we’re able to save people money day one, so it’s a lot more appealing to go into those markets. But I think when you can’t save somebody’s money for five to seven years, and it’s a lot harder to get them to feel like there’s a value proposition from going solar, so that’s a big push. And the other ones are net metering, net metering ratio is huge. The state incentives for example, in Illinois, they have SRX. So, there’s a huge incentive that the state offers to go into those areas, and although Illinois can be a little more difficult for the process to install, we feel like we have all of our ducks in a row, and we’ve dialed our installation process so we can go in, take advantage of lack of competition because the complexities to install, and then also take advantage of the SRX in the state. So, there’s a lot of different factors, we kind of have to weigh them all. It’s almost like a weighted average test where we weigh all the way all the points and figure out if the state gets a good enough grade that it’s a good thing for us to go into and we are careful with where we go because we’re not at a point where we can go into 5, 10, 15 states at once. We’d like to pick and choose and grow methodically so that we can control the growth and scale effectively in those areas.

Tim Bridgewater Sunergy Renewables; CEO and CFO

Kalen, do you want to add anything to that?

Kalen Larsen Sunergy Renewables; Chief Operations Officer

I think just to echo what Brandon said, we’ve experienced in some markets. South Florida has some areas that require extreme attention just due to Hurricane zones to be able to install solar on those, and because of those requirements, it takes longer to install and so I think just like Brandon said, we’ll make sure that before we go to a market we have our sales regionals and managers go out test, see if there’s interest in the area, see saturation. And then, behind the scenes, we have our back end going in looking at AHJs, looking at turnaround times for permits, looking at the SRX or any incentives locally or not, and then kind of building a plan around that. I think one of the things with these other markets or I guess these newer markets that we’re planning to go into, that has been interesting to work around, is weather. I think we’re used to Florida being very sunny all year round, and we’ve got a lot of experienced guys that we’ve pulled from other areas that have experience in these new markets already. And that’s been a huge pro for us. So, I think a combination of time to install, experience, and then market saturation for me.

Greg Bradbury Operator

Thanks, Brandon. Thanks, Kalen. Next question, can you talk a little bit more about your dealers, who are they and do you pay them any exclusivity payments?

Kalen Larsen Sunergy Renewables; Chief Operations Officer

I’ll take that one. So, we do have exclusivity clauses in our agreements, its usually just based on the dealership size. So, it ranges. You could have a single executive or single sales rep that would consider themselves to be a dealership, we try to stay away from those. We try to go towards maybe having a select few bigger partners in the dealership route where we offer them better pricing so to speak or a better redline for continued volume and commitment. Being that those dealerships are essentially just contractors, the value that we provide with time to install, as well as like our product offering to customers and then obviously the back end as far as the customer experience is really what ties them to us. But I don’t think, I think currently we might just have one exclusive dealer and the rest are kind of just choosing us naturally based off of our expertise in the markets.

Greg Bradbury Operator

Thanks Kalen. Tim, the next question is, can you please describe how Sunergy is impacted by the inflation Reduction Act and any other government grants that are available?

Tim Bridgewater Sunergy Renewables; CEO and CFO

Yeah, I think just in general, I think that the inflation Reduction Act provides an incentive to put solar on your home or put it in your field or wherever you want to do it. It’s a 30%, up to a 50% investment tax credit based on different criteria. The engine that drives capital coming into this business is that either homeowners can get a subsidy via the investment tax credit on their own personal tax returns, for third-party financing groups, lease structured PPAs, investors in those entities that put capital in can get investment tax credits against their tax burdens, and also some depreciation benefits. And so, the IRA makes it predictable a lot of times in the solar industry, this is for utility going back for how I don’t know how long, there was always the threat that the investment tax credit or production credits would sunset and they would go down to 22%, and then they would be eliminated, and they always seem to get another year and another year. Well, that makes it hard to predict long term what you can do with your capital planning projects. People are rushing to get something done, there are safe harbor clauses in different transactions and things like that. What IRA has done is that it’s made a ten-year runway, a long period where people can plan and expect that this is going to be the norm for the foreseeable future. It puts in stone that investment tax credit structure so that people can see it. And if I’m a consumer, and if I thought that the tax credits were going away, I would probably rush to do it or I would say I just can’t do it, I’m not going to do it this year, so I’m not going to do it. But now, they know it’s going to be there next year. If you’re an investor or a capital investor, that predictability of investment tax credits and depreciation and long-term buyers so the cash flow that can come for loans or leases is there and it’s predictable. So, I think you’ll see more cash or capital coming into the industry now that this rough year is ending, you’ll see more efficiency around deal structures, whether it’s PPAs—we don’t do PPAs, but in the states where they do them—PPAs or leases or loans, and I think it’ll get more competitive across the board because these are good credits. These are just homeowners that are good credits. And they want to make their payments. They love saving on their power bills and they’re saving $20, $30 and they are getting the energy from the sun, it makes them feel really good about their overall value proposition. I think that IRA just says this is going to continue and the U.S. is going to catch up to the same sort of percentage of renewable energy and solar in particular that we’re seeing in other countries like Europe and Australia and others. I think there’s a long horizon and I think IRA fuels that long term.

Greg Bradbury Operator

Thanks, Tim. And then just last question here, what should investors be looking forward to from Sunergy moving forward?

Tim Bridgewater Sunergy Renewables; CEO and CFO

Well, investors, we would like you to invest in our public company once we are up and running, hopefully in the early part of next year. What I think we will be able to do well is scale with a continued sales engine at the front. If you’re a sales dealer and you’re working one year with Sunrun the next year with SunPower, and the next year over here, it’s harder for those companies to even predict how their sales teams are gonna go. What we have is an in-house group that drives our business. Probably 80% of our sales this year will come out of our own in-house group. So, you should see us continuing to grow and continuing to satisfy and to deliver value to those salesmen and women who are out in the field. We are a sales-oriented business, we know that’s important. We put ourselves in their shoes every day, whether it’s in the operations discussions and thought processes, whether it’s the finance discussions and thought processes. Those guys want to deliver quality service, they want to have an easy, simple sale process and we believe we can continue to build a more efficient platform, more efficient capital, and a better value proposition to the customer, to the sales representative, and to our investors. And that growth I think will speak for itself as we continue to see profits and growth into the next couple of years that we projected out.

Greg Bradbury Operator

Perfect. Thanks, Tim. That’ll conclude the Q&A, and I’ll turn it back to you for any closing comments.

Tim Bridgewater Sunergy Renewables; CEO and CFO

Well, just to underline again, our final point is, why Sunergy? From an investing perspective, from an analyst perspective, looking at us, we’re a high growth business in a high growth industry. You’re knocking everybody down after a difficult year to 15 to 20% growth projections, and that’s pretty good in a lot of industries. So, I think we’ve gotten a little spoiled on for us doubling our size year-over-year. This past year was a little slower than we would have expected to see at the beginning of the year, but interest rates were a tough environment and now that they’re stable, that adds fuel to our ability to continue to grow at a higher rate this coming year, and perhaps if interest rates come down. But, I think the fact that equipment cost alone is coming down significantly, also will fuel the growth of our business. So, I do think that you’ll see recovery from all of the residential solar players that are publicly traded. They’ll see improvements in the coming year with the stability of pricing with more capital coming in, more efficient capital coming in, to get to the consumer and the fact that we are a clean balance sheet I think we have the ability to move and grow and adapt to the environment more easily than anyone else without the burden of the interest rates holding us back, either from a debt perspective or a balance sheet perspective. We like where we’re at. We think we’re clean and simple to understand, and investors should expect that from us. Quarter-over-quarter growth, year-over-year growth at the top end of the industry. With that, we appreciate everyone coming and we look forward to re-engaging from time to time over the coming months and years ahead.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to ESGEN and Sunergy Renewables, LLC (“Sunergy”). Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about ESGEN’s and Sunergy’s ability to timely effectuate the proposed business combination discussed in this communication; the benefits of the proposed business combination; the future financial performance of the combined company following the transactions; changes in ESGEN’s or Sunergy’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, the ability to raise additional funds prior to the closing of the business combination and plans and objectives of management. These forward-looking statements are based on information available as of the date of this communication, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing ESGEN’s or Sunergy’s views as of any subsequent date, and none of ESGEN or Sunergy undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, ESGEN’s and Sunergy’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the proposed business combination; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed business combination; (iii) the outcome of any legal proceedings that may be instituted against ESGEN, Sunergy or others following announcement of the proposed business combination; (iv) the inability to complete the proposed business combination due to the failure to obtain the approval of ESGEN shareholders; (v) the combined company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed business combination; (vi) the combined company’s ability to obtain the listing of its common stock and warrants on the Nasdaq following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of Sunergy as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination; (ix) unexpected costs related to the proposed business combination; (x) the amount of any redemptions by public shareholders of ESGEN being greater than expected; (xi) the management and board composition of the combined company following the proposed business combination; (xii) limited liquidity and trading of the combined company’s securities; (xiii) the use of proceeds not held in ESGEN’s trust account or available from interest income on the trust account balance; (xiv) geopolitical risk and changes in applicable laws or regulations; (xv) the possibility that ESGEN, Sunergy or the combined company may be adversely affec ted by other economic, business, and/or competitive factors; (xvi) operational risk; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Sunergy’s resources; (xviii) the risks that the consummation of the proposed business combination is substantially delayed or does not occur; and (xix) other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form S-4 filed by ESGEN with the SEC on September 18, 2023 (File No. 333-274551) (as may be amended from time to time, the “Registration Statement”) and those included under the heading “Risk Factors” in ESGEN’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by ESGEN, Sunergy, their respective directors, officers or employees or any other person that ESGEN and Sunergy will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of ESGEN and Sunergy as of the date of this communication. Subsequent events and developments may cause that view to change. However, while ESGEN and Sunergy may elect to update these forward- looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of ESGEN or Sunergy as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication relates to a proposed business combination between ESGEN and Sunergy. This document does not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Important Information for Investors and Stockholders and Where to Find It

In connection with the proposed business combination between ESGEN and Sunergy, ESGEN filed the Registration Statement initially on September 18, 2023, that includes a preliminary proxy statement/prospectus of ESGEN, and after the Registration Statement is declared effective, ESGEN will mail a definitive proxy statement/prospectus relating to the proposed business combination to ESGEN’s shareholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of ESGEN’s shareholders to be held to approve the proposed business combination (and related matters). This communication does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. ESGEN may also file other documents with the SEC regarding the proposed business combination. ESGEN shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with the proposed business combination, as these materials will contain important information about ESGEN, Sunergy and the proposed business combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to ESGEN shareholders as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC, free of charge, by ESGEN through the website maintained by the SEC at www.sec.gov, or by directing a request to: ESGEN Acquisition Corporation, 5956 Sherry Lane, Suite 1400, Dallas, TX 75225.

Participants in the Solicitation

ESGEN and Sunergy and their respective directors, officers and related persons may be deemed participants in the solicitation of proxies of ESGEN shareholders in connection with the proposed business combination. ESGEN shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of ESGEN, and a description of their interests in ESGEN is contained in ESGEN’s final prospectus related to its initial public offering, dated October 21, 2021, the Annual Report and in ESGEN’s subsequent period reports and other filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ESGEN shareholders in connection with the proposed business combination and other matters to be voted upon at the ESGEN shareholder meeting is set forth in the Registration Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the Registration Statement. You may obtain free copies of these documents as described in the preceding paragraph.